Noble House Entertainment Inc.

Consolidated Financial Statements

Three months ended September 30, 2005 and 2004

(Canadian Dollars)

(UNAUDITED – see Notice to Reader dated November 24, 2005)

NOTICE TO READER OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements of Noble House Entertainment Inc. for the three months ended September 30, 2005 have been prepared by management in accordance with Canadian generally accepted accounting principles, consistently applied. These consolidated financial statements have not been reviewed by the auditors of the Company.

These financial statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependent upon future events. Therefore, estimates and approximations have been made using careful judgement. Recognizing that the management is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been fairly presented.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for the period ended September 30, 2005 and the shareholders’ equity as at that date to the extent summarised in Note 13 to the consolidated financial statements.

November 24, 2005

Noble House Entertainment Inc.

Consolidated Balance Sheets

(Canadian Dollars)

(Unaudited – see Notice to Reader dated November 24, 2005)

		September 30. 2005	June 30. 2005
	Note	(Unaudited)	(Audited)
Assets
Current
Cash		$588	$1,629
Accounts receivable and prepayments	4	31,462	5,983
		$32,050	$7,612
Investment in Film and television programs	5	$227,500	$232,500
		$259,550	$240,112
Liabilities
Current
Accounts payable and accrued liabilities	7	$54,436	$46,877
Note payable		11,494	11,494
Advances from shareholders	6	221,091	143,937
		287,021	202,308
Shareholders' Equity (Deficiency)
Capital stock	8	4,815,672	4,815,672
Contributed surplus		20,391	20,391
Deficit		(4,863,534)	(4,798,259)
		(27,471)	37,804
		$259,550	$240,112

Approved by the Board               ”Damian Lee”  Director          ”Kam Shah” Director

                                                           (signed)                                      (signed)

The accompanying notes form an integral part of these financial statements.

Noble House Entertainment Inc.

Consolidated Statements of Operations

(Canadian Dollars)

(Unaudited – see Notice to Reader dated November 24, 2005)

For the three months ended September 30	Note	2005	2004

Expenses
Consulting		49,450	-
Office and general		8,152	882
Amortisation of investment in film and	5	5,000	-
television program
Transfer agents fees		1,309	1,096
Meals and entertainment		669	7,406
Sales and marketing		555	-
Bank charges and interest		140	45
Shareholders information		-	118

		65,275	9,547
Net loss for period		$65,275	$9,547
Net loss per share	9	$0.01	$0.00

The accompanying notes form an integral part of these financial statements.

Noble House Entertainment Inc.

Consolidated Statements of Cash Flows

(Canadian Dollars)

(Unaudited – see Notice to Reader dated November 24, 2005)

For the three months ended September 30,	2005	2004
Cash flows from operating activities
Net loss for year	$(65,275)	$(9,547)
Items not affecting cash
Amortisation of investment in film and television programs	5,000	-
Cash effect of changes in:
Accounts receivable and prepayments	(25,479)	(236)
Accounts payable and accrued liabilities	7,559	2,938
	(78,195)	(6,845)
Cash flows from financing activities
Net advances from shareholders	77,154	6,994

	77,154	6,994
(Decease) Increase in cash	(1,041)	149
Cash, beginning of period	1,629	245
Cash, end of period	$588	$394

The accompanying notes form an integral part of these financial statements.

Noble House Entertainment Inc.

Consolidated Statement of Shareholders’ Deficit

(Canadian Dollars)

(Unaudited – see Notice to Reader dated November 24, 2005)

For the three months ended September 30, 2005

	Number of Shares	Share Capital	Contributed surplus	Accumulated Deficit	Shareholders' Deficit
Balance June 30, 2004	4,584,496	4,460,857	20,391	(4,538,726)	(57,478)
Buy-back of fractional shares	(619)	(185)	-	-	(185)
Issuance on acquisition of film and television programs	3,500,000	350,000	-	-	350,000
Issued in settlement of fees	50,000	5,000	-	-	5,000
Net loss	-	-	-	(259,533)	(259,533)
Balance June 30, 2005	8,133,877	$4,815,672	$20,391	$(4,798,259)	$37,804
Net loss for three months				(65,275)	(65,275)

Balance, September 30, 2005	8,133,877	4,815,672	20,391	(4,863,534)	(27,471)

The accompanying notes form an integral part of these financial statements.

Noble House Entertainment Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

September 30, 2005 and 2004

(Unaudited – see Notice to Reader dated November 24, 2005)

1.  NATURE OF OPERATIONS

Noble House Entertainment Inc. (the “Company”) is a fully integrated entertainment company engaged in the development , licensing, production and distribution of feature films, television series, television movies and non-fiction programming.

The Company was incorporated in Ontario on March 18, 1997 the result of an amalgamation.

2.  GOING CONCERN

The Company’s new business strategy, which evolved in fiscal 2005, involves activities in the development and distribution of films and television series.  The Company’s business involves a high degree of risk and uncertainties.  Significant expenditures may be required to develop commercially viable film properties and establish distribution facilities.  It is not possible to ensure that the current film properties in which the Company holds interests will result in profitable commercial operations.

The Company expects to selectively explore and develop a library of viable film and television programs through joint venture arrangements or otherwise.  The scheduling and scale of such future activities will depend on results and market conditions.

The Company has experienced negative cash flows from operating activities since its inception.  The Company will have to rely on the continuing support of its shareholders to secure adequate funds to meet its existing corporate, administrative and operational obligations in the coming year. If adequate funds are not available from the source noted above, then the Company may be required to raise additional financing through equity issuance, borrowings and/or sale of its assets. While the Company has been successful in the past in raising financing, there is no assurance that the Company will be able to raise the necessary funding to meet its obligations and may be unable to continue realizing its assets and discharging its liabilities in the normal course of business.

These unaudited interim financial statements have been prepared on a going concern basis and do not include any adjustments that might be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business.

3.  ACCOUNTING PRINCIPLES AND USE OF ESTIMATES

These unaudited interim financial statements have been prepared on the same basis as the audited financial statements of the Company for the year ended June 30, 2005 and include all adjustments necessary for the fair statement of results of the interim periods.

These financial statements should be read in conjunction with the annual audited financial statements for the year ended June 30, 2005, and the summary of significant accounting policies and principles of consolidation included therein.

Noble House Entertainment Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

September 30, 2005 and 2004

(Unaudited – see Notice to Reader dated November 24, 2005)

4.  ACCOUNTS RECEIVABLE AND PREPAYMENTS

	September 30, 2005 - unaudited	June 30, 2005 - audited
Due from Production Companies (a)	26,889	3,777
Taxes recoverable	2,598	2,206
Deposit	1,975	-
	31,462	5,983

(a)  Represents funds advanced to production companies with which the Company’s subsidiary has entered into agreements to develop, license scripts and screen plays, provide production consulting and/or handle global distribution.  These funds are provided or incurred on behalf of the production companies and are repayable on demand and carry no interest.

Included is a sum of $26,144 advanced to a production company, owned by the chief executive officer and a director of the Company and an executive of the Company’s subsidiary.

5.  INVESTMENT IN FILM AND TELEVISION PROGRAMS

	Theatrical films		Total	Theatrical films		Total
	Scripts & Synopsis	Distribution contracts	Total	Scripts & Synopsis	Distribution contracts	Total
	As at September 30, 2005			As at June 30, 2005
	(Unaudited)			(Audited)
Balance at beginning	172,500	60,000	232,500	-	-	-
Acquisitions during period	-	-	-	230,000	120,000	350,000
Amortisation	-	(5,000)	(5,000)	(57,500)	(60,000)	(117,500)
Balance at end of period	172,500	55,000	227,500	172,500	60,000	232,500

Management carried out title by title evaluation of its Scripts and synopsis as at September 30, 2005 and concluded that no further amortisation was required to the carrying value of these items.

The carrying value of distribution contract was amortised on a straight-line basis for three months ended September 30, 2005 based on the useful life of 36 months

6.  ADVANCES FROM SHAREHOLDERS

Advances from shareholders represent funds advanced or expenses incurred on behalf of the Company by shareholder corporations from time to time. These advances are non-interest bearing and are payable on demand.

Noble House Entertainment Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

September 30, 2005 and 2004

(Unaudited – see Notice to Reader dated November 24, 2005)

7.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

		September 30, 2005 - Unaudited	June 30, 2005 - Audited
Trade payable	(a)	18,843	24,243
Accrual		11,693	11,694
Production advances	(b)	23,900	10,940
		$54,436	$46,877

(a)  Trade payable includes $16,544 (June 30, 2005:  $15,728) due to Current Capital Corp., where directors of the Company serve as consultants and which is owned by one of the directors.

(b)  Production advances were received from two production companies towards script and screen play development.  The Company’s subsidiary plans to participate as co-producer in one of the productions and a director of the Company and an executive of its subsidiary are among the owners of the other production company, which advanced $17,900 (June 30, 2005:  $8,900)

8.  CAPITAL STOCK

(a)

Authorized:  Unlimited number of common shares

Issued:

	September 30, 2005		June 30, 2005
	Common Shares	Amount	Common Shares	Amount
Beginning of year	8,133,877	$4,815,672	9,168,991	$4,460,857
Reverse stock split	-	-	(4,584,495)	-
Buy back of fractional shares	-	-	(619)	(185)
Issued to acquire film & television programs	-	-	3,500,000	350,000
Issued in settlement of fees	-	-	50,000	5,000
	8,133,877	$4,815,672	8,133,877	$4,815,672

As at September 30, 2005, the Company had 3.5 million warrants issued and outstanding. These warrants are convertible into an equal number of common shares of the Company at a conversion price of $1 per warrant on or before November 30, 2006. None of the warrants was exercised during the three months ended on September 30, 2005.

Noble House Entertainment Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

September 30, 2005 and 2004

(Unaudited – see Notice to Reader dated November 24, 2005)

9.  LOSS PER SHARE

Loss per share is calculated on the weighted average number of common shares outstanding during the three months ended September 30, 2005, which were 8,133,877 shares.  (Three months ended September 30, 2004) – 4,584,496-post-reverse split shares.)

10.  RELATED PARTY TRANSACTIONS

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. Related party transactions for the three months ended September 30, 2005 and balances as at that date, not disclosed elsewhere in the financial statements are:

i.  Current Capital Corp, a shareholder corporation where directors of the Company serve as consultants and is owned by one of the directors charged approximately $770 for the premises rent, telephone and other office expenses (2004 - $788).

ii.   Consulting fees include $18,000 of fees paid to a director (2004 - $Nil).

iii.   Rent of $3,900 (2004 - $Nil) is charged in respect of rent for premises owned by a director of the Company.

    11.  COMMITMENTS AND CONTINGENT LIABILITIES

i.  On December 1, 2004, the Company entered into a consulting contract with Mr. Damian Lee, one of the owners of the production house from which the Company acquired certain film properties.  The contract is effective January 15, 2005 for a five-year term up to January 15, 2010.  The contract provides for a monthly fee of $6,000 plus taxes plus reimbursement of expenses.  In addition, Mr. Lee will also be entitled to production fees and incentives linked to his role and responsibility on each film or television production.

ii. The Company’s wholly-owned subsidiary has entered into various film distribution, development and licensing and production consulting contracts with various production companies under which the Company receives advances for use towards development costs and will earn income by way of a fixed percentage of net revenue from the films to be produced the extent of financial commitment required and income to be earned can not be reasonable determined at this time.

iii. The Company is a defendant in a legal action, which, in the opinion of management, is not reasonably expected to result in a material adverse effect on the Company’s financial position.

Noble House Entertainment Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

September 30, 2005 and 2004

(Unaudited – see Notice to Reader dated November 24, 2005)

12.  SEGMENTED INFORMATION

The Company has three identifiable segments, namely licensing, production and distribution.

The accounting policies of the segments are same as those described in Note 2 of the audited financial statements of the Company for the year ended June 30, 2005. There are no inter-segment charges or transactions. The table below presents summarised financial information for the quarter ended September 30, 2005. There were no reportable segments for the quarter ended September 30, 2004.

Geographic Information

The Company operates from one location in Canada. All its assets are located at this location.

Business Segments

Quarter ended September 30, 2005	Licensing	Production	Distribution	Total
Total revenue	$-	$-	$-	$-
Earnings (losses) from operations	(19,190)	(19,190)	(19,200)	(57,580)
Total assets	172,500	26,889	55,000	254,389
Total liabilities	-	23,900	-	23,900
Reconciliation to Financial Statements
Revenue
Total revenue from reportable segments				$-
Other				-
				$-
Net Loss
Total losses from reportable segments				$(57,580)
Other				(7,695)
				$(65,275)
Assets
Total assets used for reportable segments				$254,389
Other				5,161
				$259,550
Liabilities
Total liabilities of the reportable segments				$23,900
Other				263,121
				$287,021

Noble House Entertainment Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

September 30, 2005 and 2004

(Unaudited – see Notice to Reader dated November 24, 2005)

13.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). Material variations in the accounting principles, practices and methods used in preparing these consolidated financial statements from principles, practices and methods used in the United States (“US GAAP”) and in SEC Regulation S-X are described and quantified below.

There was no major impact on the balance sheet since there were no material variations in Canadian GAAP and US GAAP.

The impact of significant US GAAP variations on the Consolidated Statement of Operations are as follows:

Three months ended September 30	2005	2004

Net loss for period, Canadian GAAP	$(65,275)	$(9,547)
Reclassification of exchange loss(gain) on period end translation of foreign currency items and balances	(184)	-
Loss for period, US GAAP	(65,459)	(9,547)
Reclassification of exchange gain(loss) on period end translation of foreign currency items and balances	184	-
Comprehensive loss for period, US GAAP	(65,275)	(9,547)

Basic and diluted loss per share, US GAAP	(0.01)	(0.00)

Diluted loss per share under US GAAP

The Company had 3.5 million warrants which were not exercised as at September 30 2005. Inclusion of these warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and are therefore excluded from the computation. Consequently, there is no difference between loss per share and diluted loss per share.

There was no major impact on the consolidated statements of cash flows since there were no material variations in Canadian GAAP and US GAAP.

New accounting pronouncements

There were no new accounting developments in in U.S. standards that would affect the results of operations or financial position of the Company other than those detailed in the audited financial statements for the year ended June 30, 2005.